Amendment to Second Amended and Restated Bylaws of Capital Southwest Corporation
This Amendment to the Second Amended and Restated Bylaws (the “Bylaws”) of Capital Southwest Corporation, a Texas corporation, (the “Corporation”) was unanimously approved and adopted by the Board of Directors of the Corporation in accordance with Article X of the Bylaws, and is effective as of April 24, 2019 (the “Effective Date”).
As of the Effective Date, Section 2.08 of the Bylaws is hereby amended and restated as set forth below:
2.08    Act of Shareholders’ Meeting.  With respect to any matter, other than the election of directors, a vote on a “fundamental action” as defined in the Texas Business Organizations Code (a “Fundamental Action”), a vote on a “fundamental business transaction” as defined in the Texas Business Organization Code (a “Fundamental Business Transaction”), or another matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or the Articles of Incorporation, the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, that matter at a meeting of shareholders at which a quorum is present shall be the act of shareholders.  Directors shall be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present.  Unless otherwise provided in the Texas Business Organizations Code or the Articles of Incorporation, the vote required for approval of a Fundamental Action or a Fundamental Business Transaction by the shareholders is the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on the Fundamental Action or Fundamental Business Transaction.